Exhibit 99.1
Shinhan Card’s Board made a resolution to convene Annual General Meeting of Shareholders for the fiscal year of 2012.

On February 22, 2013, the board of directors of Shinhan Card, our wholly-owned credit card subsidiary, made a resolution to convene the Annual General Meeting of Shareholders for the fiscal year of 2012 as follows:

1. Date and Time:
March 27, 2013, 14:20 in Seoul Time

2. Venue:
Conference room, 21th floor, Post Tower Building B, 21, Chungmoo-ro 1ga, Jung-gu, Seoul, Republic of Korea

3. Agenda:
1) Approval of Financial Statements for fiscal year of 2012
2) Appointment of Directors
3) Approval of Director Remuneration Limit